EXHIBIT 67

                          PIRELLI &C. SPA PRESS RELEASE

Milan 07.12.2004

INCREASE IN SHARE CAPITAL UP TO APPROXIMATELY 1,080 MILLION EUROS
APPROVEDOPROCEEDS TO BE USED TO INCREASE THE CAPITAL THAT PIRELLI WILL UNDERWRITE IN OLIMPIA, THUS INCREASING THE INVESTMENT IN THE STRATEGIC AREA OF TELECOMMUNICATIONSOLEADING BANKS ARE WILLING TO PROMOTE A GUARANTEE CONSORTIUM TO ENSURE THE SUCCESS OF THE TRANSACTION

Milan, December 7, 2004 - The Board of Directors of Pirelli & C. S.p.A. met today and approved the terms of the capital increase transaction of the subsidiary, Olimpia S.p.A., intended to increase investment in Telecom Italia and to increase its assets.

The Board has therefore resolved to recommend that the Shareholders' General Meeting in an extraordinary session approve the capital increase of up to approximately 1,080 million euros through issue of up to approximately 1.5 billion ordinary share options to offer to ordinary and savings shareholders at the rate of 2 new ordinary shares for every 5 of any other type of share held, at the unit price of 0.70 euro per share, of which 0.18 euro as a premium. The issue price of the new shares was determined by considering the performance of the share in the last three months and the size of the transaction.

The resources resulting from the increase in share capital will be used to: subscribe the capital increase of 2 billion euros of Olimpia that will enable the company not only to increase the investment in Telecom Italia SpA, but also to eliminate the dilution caused by the announced merger of Telecom Italia. The Board deems that this transaction - due to the optimisation of the asset and financial structure of the Telecom Italia Group and the ensuing industrial efficiency - is an opportunity to create value for Pirelli & C. Shareholders. Pirelli & C. is expected to benefit from the corporate streamlining of the Telecom Italia Group also in terms of cash flows.

Specifically, resources from the above-mentioned capital increase will be used to: underwrite the amount pertaining to Pirelli & C. (50.4%) of the increase in share capital of Olimpia. Pirelli & C. S.p.A. also made a commitment to subscribe the remaining shares of shareholding banks.

As regards the exact amount of the increase in share capital, to date, there are 1,554,286,718 Pirelli & C. 2003 - 2006 ordinary share warrants in circulation, listed on the Italian Stock Exchange, valid for subscription (at any time before June 30, 2006) of one new Pirelli & C. S.p.A. share per every four warrants held, at a price of 0.52 euro per share.


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The amount of the increase in capital was calculated by assuming that all warrants in circulation will be exercised no later than December 31, 2004 in order to participate in the new increase in capital and therefore, assuming the issue, before the launch of the capital increase transaction, of up to 388,571,679 new ordinary Pirelli & C. SpA shares for a total estimated amount of up to about 202,057,273 euros.

Cam Finanziaria S.p.A. has undertaken to subscribe its entire share of 25% in Pirelli & C. share capital.

The Pirelli & C. Share Block Syndicate have resolved to accept the participation in the Syndicate of Banca Intesa and Capitalia that will each bring 1% of the share capital of Pirelli & C. SpA. before the capital increase, which Camfin will transfer to them by drawing from the shares it holds outside the Syndicate. They also expressed their general interest in subscribing pro-quota the increase in share capital and exercising all the warrants held.

Banca Caboto (Gruppo Intesa), J.P. Morgan, MCC (Capitalia Group), Mediobanca, and Ubm have declared their willingness to promote the formation of a consortium to ensure the success of the transaction.

The Board of Directors has granted the Chairman the mandate to call the Shareholders' General Meeting to pass resolution on the above-mentioned increase of capital, which should take place in the last ten days of January 2005. The exact date will be published according to regulations in force. At present, the timing of any dividend payment is not expected to be influenced.

In relation to the new organizational structure of the Pirelli & C. Group resulting from the business strategic optimization plan announced on November 11, today Giovanni Ferrario has stepped down as Managing Director and General Manager of the Company. The Group would like to thank Giovanni Ferrario for the work he has performed in over thirty years.

The business areas previously headed by Ferrario will report to Managing Director, Carlo Buora. The Tire Division, headed by General Manager, Francesco Gori, will report directly to the Chairman for matters concerning the Division strategies and business development.




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